[ENERGY XXI. LETTERHEAD]

March 29, 2007

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549-0405

Attn: Mellissa Campbell Duru

Re:	Withdrawal of Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (File No. 333-140916) of Energy XXI (Bermuda) Limited (the “Registrant”)

Ladies and Gentlemen:

The Registrant hereby withdraws its previous acceleration request letter filed with the Securities and Exchange Commission (the “Commission”) on Wednesday, March 28, 2007. Please call T. Mark Kelly of Vinson & Elkins L.L.P., counsel to the Registrant, at (713) 758-4592, or Jeff Starzec at (713) 758-3453, with any questions regarding this matter.

Very truly yours,

Energy XXI (Bermuda) Limited

By:	/s/ David West Griffin
David West Griffin
Chief Financial Officer